Exhibit 99.1

FOR RELEASE June 29, 2020

China Biologic Provides Additional Comments on the

Xinjiang Deyuan and Shuanglin Transaction

BEIJING, China – June 29, 2020 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today declared that the Company disagrees with the notice delivered by Xinjiang Deyuan Bioengineering Co., Ltd. (“Xinjiang Deyuan”) to China Biologic, which attempts to terminate the cooperation between China Biologic and Xinjiang Deyuan, and urges Xinjiang Deyuan to cure its breaches and continue to perform its obligations under its cooperation agreement with China Biologic. In addition, the Company announced that, through the lawsuits it previously filed against Xinjiang Deyuan, the Company is seeking monetary claims totaling over RMB460 million and has obtained judicial freezing of certain shares of Xinjiang Deyuan and certain of its plasma collection stations. China Biologic will continue to take all necessary legal measures to vigorously protect its rights.

The Company has learned from a public announcement issued on June 24, 2020 by Southern Shuanglin Bio-Pharmacy Co., Ltd. (“Shuanglin”), a company listed on the Shenzhen Stock Exchange, that, following Shuanglin’s announcement on May 15, 2020 of its entry into the cooperation framework agreement regarding expansion of plasma collection stations with Xinjiang Deyuan and Xinjiang Deyuan’s entrustment of five plasma collection stations to Shuanglin, Shuanglin and Xinjiang Deyuan are contemplating entering into a plasma supply cooperation agreement, pursuant to which the five entrusted plasma collection stations will supply source plasma to Shuanglin exclusively in the next five years (the “Shuanglin Transaction”).

The five plasma collection stations that Xinjiang Deyuan entrusted to Shuanglin are among the six stations that Xinjiang Deyuan entrusted to China Biologic under the strategic cooperation agreement (the “Cooperation Agreement”) entered into in August 2015 among the Company’s subsidiary Guizhou Taibang Biological Products Co., Ltd. (“Guizhou Taibang”), Xinjiang Deyuan and its controlling shareholder (as supplemented by a supplementary agreement entered into in August 2018). Under the Cooperation Agreement, Xinjiang Deyuan has the obligation to supply to Guizhou Taibang no less than 500 tonnes of source plasma over a three year period from August 2018 to August 2021 and as of the date hereof, Xinjiang Deyuan has not fully discharged its plasma supply obligations, with approximately 192 tonnes of source plasma remaining to be supplied to Guizhou Taibang. In addition, as part of the Cooperation Agreement, Guizhou Taibang lent to Xinjiang Deyuan a loan with a principal amount of RMB300 million (the “Loan”), and as of the date hereof, the outstanding principal amount of the Loan is approximately RMB248 million and the overdue interest amounts to approximately RMB14 million.

On June 24, 2020, the Company received a notice from Xinjiang Deyuan attempting to terminate the Cooperation Agreement. Xinjiang Deyuan’s unilateral notice of termination contradicts the facts and violates the Cooperation Agreement. The Company disagrees with the termination of the Cooperation Agreement and believes that Xinjiang Deyuan should continue to perform its obligations under the Cooperation Agreement and repay all the debt in connection therewith. In addition, the Company believes that Xinjiang Deyuan’s entry into the Shuanglin Transaction during the term of the Cooperation Agreement constitutes material violations of the Cooperation Agreement. The Company has delivered a written response to Xinjiang Deyuan demanding Xinjiang Deyuan to cure its breaches of the Cooperation Agreement, to re-entrust the relevant plasma stations to Guizhou Taibang and to continue to supply plasma to Guizhou Taibang in accordance with the Cooperation Agreement.

Guizhou Taibang has previously filed two lawsuits against Xinjiang Deyuan in the Beijing Third Intermediate People’s Court and the Beijing Chaoyang People’s Court, respectively, to demand Xinjiang Deyuan to repay all of the principal amount and interests under the Loan, to further perform its obligations under the Cooperation Agreement, to pay related penalties, and to compensate all the losses of Guizhou Taibang due to Xinjiang Deyuan’s breach of the Cooperation Agreement, among other claims. As of the date hereof, the related claims total over RMB460 million. In addition, through these lawsuits, the shares of Xinjiang Deyuan held by its controlling shareholder and the shares of the relevant plasma collection stations under Xinjiang Deyuan have been judicially frozen.

China Biologic will continue to take all necessary measures and actions to protect its rights and recoup all potential losses due to Xinjiang Deyuan’s breach of the Cooperation Agreement, including but not limited to penalties for breach of contract and any profit loss due to Xinjiang Deyuan’s failure to supply sufficient source plasma to the Company.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com